

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 3, 2010

Via Fax & U.S. Mail

Mr. Bo Chen
Chief Executive Officer
Bodisen Biotech, Inc.
Room 2001, FanMei Building
No. 1 Naguan Zhengjie
Xi'an, Shaanxi 710068
People's Republic of China

> **Re:** **Bodisen Biotech, Inc.**
> **Form 10-K for the year ended Dec. 31, 2009**
> **File No. 000-31539**

Dear Mr. Chen:

 We have reviewed your response filed on April 28, 2010, and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

 Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K/A for the year ended December 31, 2009
Risk Factors
We may require additional financing in the future…, page 8

1. Please revise your risk factor to accurately reflect the cash and cash equivalents as of Dec. 31, 2009, as it appears your disclosure does not match your balance sheet on page F-2.

We sell many of our products on credit. . . , page 10

2. Please revise the account balances you have presented for December 31, 2009. They are not consistent with your historical financial statements (page F-2). The balances in the risk element directly below "Adverse weather conditions could reduce demand. . ." appear to be inaccurate as well. Please revise as appropriate.

Management's Discussion and Analysis
Results of Operations, page 16

3. We note that your operating results for the year ended Dec. 31, 2009, show a loss from operations of $(817,411)$, which is offset by non-operating net income. Please revise to provide a balanced and clarified discussion of your operating results by explaining your loss from operations in a separately captioned section.

Revenue, page 16

4. You state that your decline in revenues is attributable to the slowdown in the economy and you anticipate revenue will increase as the overall global economy increases. However, it appears that your sales are confined to companies within the People's Republic of China. Therefore, please revise your disclosure to explain how the global economy has impacted the results of your operations, and how you expect the global economy to impact your results going forward.

5. We note that you attribute the decline in revenue in fiscal 2009 to lower sales volume and to lower sales prices. Where variances in line items are attributable to more than one factor, the impact of each individually significant factor should be quantified.

6. In this regard, we further note that your inventory level has declined significantly compared to the prior year. Please expand your disclosure to explain the significant decline in your inventory level in the current year compared to the prior year. As appropriate, please also explain how you expect this decline to impact your revenues and operating results in future periods.

Gross Profit, page 17

7. Please quantify the large write-down of inventory that was charged to cost of inventory in fiscal 2008 and explain the specific reasons for the write-down. In addition, a reserve increase appears to have impacted gross profit margin by approximately 2 percentage points in fiscal 2009. Please describe and quantify

that charge and its impact on gross profit margin as well.

Operating Expenses, page 17

8. In the most recent period, you had a 42.7% decrease in revenues, which you concluded was the cause of the 82.6% decline in operating expenses. This included a 94.1% decrease in marketing expenses. As the decline in revenues appears congruent to only a portion of the total decline in operating expenses, please revise your disclosure to explain whether or not you believe this level of operating expenses is indicative of future periods. Please clarify, and quantify if possible, the portion that may continue to increase or decrease in connection with a similar change in revenues.

9. Expand your disclosure to explain the exact nature of and reasons for the decrease in marketing costs. Describe how your marketing methods decreased and/or changed and describe the nature of the individual types of costs reduced or eliminated. Quantify the individually significant components of these decreases. In addition, please quantify the impact of the reduction of personnel on general and administrative costs. Finally, please more clearly describe and quantify the "write-off of certain loan receivables." Specifically, explain when and why the write-off occurred and how it resulted in a decrease in general and administrative costs. Clarify whether you are referring to the write-off of accounts receivable or some other receivable balance such as advances to suppliers or other receivables. If you are referring to receivables other than accounts receivable, describe the nature of the loans, identify the debtors and tell us when and why they were written-off.

Non Operating Income and Expenses, page 17

10. As non operating income had a significant effect on your current results, please revise your discussion to explain whether or not you expect these or other investments to have a similar impact on future results. In addition, please describe your investing strategy, including how your investing activities integrate with your business of selling fertilizers, pesticides and insecticides.

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

11. Please advise your independent accountants that they must revise their report to reflect the names of the financial statements as those names are shown on pages F-2 through F-5. For example, the accountants report refers to the statements of income, equity and comprehensive income. However, the financial statement on page F-3 is entitled "Consolidated Statements of Operations and Other Comprehensive Income". Please ensure that each financial statement is appropriately referenced with the precise title in the independent accountants report.

Consolidated Balance Sheets, page F-2

12. Within the stockholders' equity section of your balance sheet, you have a balance for "Other comprehensive income". It appears this balance actually reflects *accumulated* other comprehensive income. Please revise accordingly, or advise, both hereon and on the statement of stockholders' equity on page F-4.

13. As a related matter, please note that you are required to also disclose the individual balances of each classification within accumulated other comprehensive income in your financial statements. Please expand your disclosures in the manner described in ASC 220-10-55-15.

14. In addition, in a supplemental response, please provide us with a schedule of activity in the unrealized gains on securities classification of other comprehensive income during fiscal 2009. The schedule should be presented at gross with each individually significant increase or decrease separately labeled and explained.

Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-9

15. We have reviewed your related responses to date, including your response dated April 28, 2010 and Exhibit A thereto. In view of the relative significance of the quarterly adjustments to the allowance account subsequent to the $24 million allowance increase in the fourth quarter of fiscal 2007, we are unable to agree with your conclusion that you have demonstrated the sustained ability to estimate collectability. Given the period of time over which receivables are collectible and because of the terms of the sales transactions and the other conditions cited in our previous comments, we believe that your current revenue recognition policy is not in accordance with GAAP. Please restate your financial statements to utilize either the installment method or the cost recovery method in the manner described under ASC 605-10-25-4. This method should be utilized until you are clearly able to demonstrate that collectability is reasonably assured.

16. In this regard, please be advised that any change to your financial statements must be reflected throughout the document, including the notes to the financial statements and within your MD&A discussion.

Foreign Currency Transactions and Comprehensive Income, page F-10

17. Your disclosure of currency translation gains appears to have some inconsistencies. First, the change in currency translation from 2008 to 2009 appears to be $527,965, calculated as the difference between the translation gain balances as of December 31, 2009 and 2008 as stated in this footnote. However, you disclose the change as $529,965. In addition, the 2009 currency translation gain of $529,965 that you disclose does not agree to the gain on currency translation of $10,745 shown on your statement of comprehensive income on F-3 or your statement of stockholders' equity on page F-4. In this regard, we would

expect the translation gain balances cited above to be consistent with the schedule of the individual balances of each classification within accumulated other comprehensive income as requested in our related comment above. Please revise and advise, as appropriate.

Basic and Diluted Earnings Per Share, page F-10

18. Based on the schedule presented on page F-13, it appears that 426,000 options were excluded as of December 31, 2009. Please revise or advise.

19. We note that you sold an interest in a local company for inventory valued at $378,789 in the second quarter of fiscal 2009. In your response, please quantify the portion of the obsolescence reserve, if any, that is associated with these inventory items. If some portion of the reserve does relate to the exchanged inventory items, please disclose this fact in your footnote and quantify the applicable portion of the reserve.

Note 5 – Marketable Security, page F-12

20. You state that, after the acquisition of Jaili, you owned 18.8% of China Pediatric Pharmaceutical. Based upon the Form 10-K for December 31, 2009 filed by that registrant, it appears that you own 2,018,590 shares of stock or 24.3% of the company. Please tell us the reasons for this apparent discrepancy. We may have further comments upon review of your response.

21. Please describe, and provide us with a copy of the specific accounting entries you recorded, by date, upon the purchase of Jaili by China Pediatric Pharmaceutical. Begin with the balance of the equity investment at the date of the change ($2,829,732) and illustrate how you arrived at an investment balance of $8,175,290 at the most recent balance sheet date.

22. Address, in your response, whether and how you accounted for your proportionate share of the investees equity adjustments for other comprehensive income upon discontinuation of the equity method, if applicable.

23. As the equity investment in Jaili was significant to operating results in fiscal 2009, please expand your disclosures to comply with the requirements of Rule 8-03 (b) (3) of Regulation S-X.

Item 14. Principal Accounting Fees and Services, page 28

24. Refer to the first sentence of your narrative. Your disclosure states that you are presenting the aggregate accounting fees for the year ended December 31, 2008 and 2006. Please update this disclosure for the appropriate years.

General

25. Please be advised that, as appropriate, all revisions resulting from the comments

above should be also be reflected in an amendment to your Form 10-Q for the quarter ended Mar. 31, 2010.

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You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief